UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

RULE 13d-2(a)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

(Amendment No. 2)

DREAMS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

261983 10 0

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 261983 10 0

(1)	NAMES OF REPORTING PERSONS FROST GAMMA INVESTMENTS TRUST
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	(7)	SOLE VOTING POWER 4,244,872
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,244,872
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,244,872
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

ATTACHMENT

CUSIP No. 261983 10 0

Item 1. Security and Issuer

This Amendment No. 2 amends and supplements the statements on Schedule 13D filed on November 13, 2006, as amended on January 26, 2011 (together, the “Original Schedule 13D”) with respect to the common stock, no par value (the “Common Stock”), of Dreams, Inc., a Utah corporation (the “Company”). The principal executive offices of Company are located at 2 South University Drive, Plantation, Florida, 33324.

Item 4. Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the Item:

On April 13, 2012, the Company entered into an Agreement and Plan of Merger, as amended on April 13, 2012 (the “Merger Agreement”) with Fanatics, Inc., a Delaware corporation (“Parent”), and Sweet Tooth Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent. Upon the Merger becoming effective (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by shareholders who have properly exercised and perfected dissenters’ rights under Utah law) will be converted into the right to receive $3.45 in cash, without interest (“Merger Consideration”). As of the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

In connection with the Merger Agreement the Frost Gamma Investments Trust entered into a voting and support agreement that requires it to vote in favor of the Merger and against any other transactions that would result in the Merger not being consummated (the “Support Agreement”). The Support Agreement requires Frost Gamma Investments Trust to, among other things, (i) not transfer or otherwise dispose, tender or grant a proxy with respect to its shares of Common Stock; and (ii) waive, in connection with the Merger and the other transactions contemplated by the Merger Agreement, any dissenters’ rights it may have with respect to its shares of the Common Stock. The obligations of Frost Gamma Investments Trust to vote in favor of the Merger and against any alternative acquisition proposals will terminate if the Merger Agreement is terminated or if the Merger Agreement is amended to reduce the Merger Consideration or make any other change that is materially adverse to the Company’s shareholders.

The foregoing description of the Merger Agreement and the Support Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed on April 16, 2012 with the Securities and Exchange Commission as Exhibit 2.1 to a Current Report on Form 8-K, and by reference to the Support Agreement, which is attached hereto as an Exhibit.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer

See Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit 1 – Support Agreement dated as of April 13, 2012, between Fanatics, Inc., Sweet Tooth Acquisition Corp., and Frost Gamma Investments Trust.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.

FROST GAMMA INVESTMENTS TRUST

Date: April 20, 2012	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Its:	Trustee

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